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                                      Filed by Industrial Holdings, Inc.
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed filed
                                      pursuant to Rule 14a-12 of the
                                      Securities Exchange Act of 1934
                                      Commission File No.: 0-19580
                                      Subject Company: Industrial Holdings, Inc.


           THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY INDUSTRIAL HOLDINGS, INC. AND T-3 ENERGY SERVICES, INC. ON MAY 8, 2001


FOR IMMEDIATE RELEASE                                    FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                                DEBBIE BONEFAS
                                                                  (713) 747-1025


                   INDUSTRIAL HOLDINGS AND T-3 ENERGY ANNOUNCE
                     SIGNING OF DEFINITIVE MERGER AGREEMENT

HOUSTON, TEXAS, (MAY 8, 2001). Industrial Holdings, Inc. (the "Company" or "IHI") (Nasdaq/NMS-IHII) announced today the execution of a definitive agreement with T-3 Energy Services, Inc. ("T-3") whereby IHI and T-3 will be merged in a stock for stock transaction. Upon completion of the merger, IHI will be the surviving entity and the current stockholders of T-3 will own a majority of the combined company. As a part of the transaction, T-3's largest shareholder, First Reserve Fund VIII, L.P. ("First Reserve"), will contribute up to an estimated $9.6 million of equity to the business and will assist IHI to refinance the combined company's debt into a long-term credit facility. Among other conditions, the merger is contingent upon IHI and T-3 shareholder approval, and customary regulatory approvals. The transaction is expected to close in the third quarter of this year.

In connection with the execution of the merger agreement and to improve the liquidity of IHI during the approval period, T-3 purchased IHI's subsidiary, A&B Bolt & Supply, Inc., for a cash purchase price of $15.0 million. The proceeds will be used by IHI to repay secured bank indebtedness of approximately $8.8 million and for working capital purposes.

Commenting on the transaction, Robert E. Cone, IHI's President and CEO, said "We are all very excited about signing the definitive agreement with T-3 and First Reserve. When this transaction is completed in the third quarter, we will be properly capitalized and ready to take advantage of the strong trends in the oil and gas services industry. Following completion of the merger, IHI will be renamed T-3 Energy Services, Inc., and will be an energy services company focusing on the Gulf of Mexico. I believe the new company will have the size, approximately $220 million in 2001 projected pro forma revenues; the cash flow, approximately $28 million in 2001 projected pro forma EBITDA; and the proper capitalization, projected to have a 2.5 multiple of
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EBITDA-to-debt ratio, to fulfill IHI's original growth plans. The hard work of a committed team of employees, managers, lenders, customers and suppliers is paying off. Now we look forward to augmenting our team with T-3 and the financial and strategic partner of First Reserve."

Michael L. Stansberry, T-3's President and CEO, added "We are very pleased at the prospect of merging with Industrial Holdings and are excited about the capabilities of our combined companies. IHI and T-3 together will be positioned to provide a full compliment of upstream and downstream energy services to customers located throughout the Gulf of Mexico. With our partner First Reserve, we will have the resources available to us to continue to build the business and increase shareholder value."

Industrial Holdings operates three groups: the Energy Group which remanufactures and sells high pressure valves, pumps and other related products to the petrochemical, chemical and petroleum refining industries, the pipeline transportation and storage industries and energy industry; the Stud Bolt and Gasket Group which manufactures and distributes stud bolts, nuts, gaskets, hoses, fittings and other products primarily to the petrochemical, chemical and oil and gas industries; and the Heavy Fabrication Group which manufactures and distributes medium and thick-walled pressure vessels, gas turbine casings, heat exchangers, wind towers, heat panels and other large machined weldments. For more information, see the company website at: www.ihii.com.

With locations throughout the Gulf of Mexico, T-3 manufactures valves, chokes, actuators, and other high pressure, severe service products. T-3 also provides aftermarket remanufacture and repair of blowout preventers, valves and manifolds and sells, repairs, and remanufactures a full line of electric motors and generators used in both the upstream and downstream segments of the energy industry.

First Reserve Corporation is a private equity fund manager specializing in the energy industry with over $2.8 billion under management. Past and current investments include Pride International, National Oilwell, Weatherford International, Superior Energy Services, Chicago Bridge and Iron and the Dresser Equipment Group. First Reserve's website can be accessed at: www.frcorp.com.

This news release contains forward-looking statements, including without limitation projected 2001 pro forma revenues and projected 2001 pro forma EBITDA in the third paragraph above, under the Private Securities Litigation Reform Act of 1995. Although the company believes that these statements are based upon reasonable assumptions, the company can give no assurance that its expectations will be achieved. Actual results may differ materially due to various risks and uncertainties which are outside the control of the company, such as market prices of oil and gas, the volatility of such prices, governmental regulation and trade restrictions, worldwide economic activity and political stability in major oil producing areas.

In connection with the proposed merger, IHI will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in which the common stock exchange ratio and the relative resultant share ownership of the current IHI and T-3 shareholders will be fully
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described. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND
ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by IHI free of charge at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

IHI, its officers, directors and certain other employees of IHI may be soliciting proxies from IHI shareholders in favor of the merger and may be deemed to be "participants" in the solicitation under the rules of the SEC. Information regarding the interests of participants in the solicitation will be set forth in the joint proxy statement/prospectus when it becomes available.